

July 16, 2014

<u>Via E-mail</u>
J. Kevin Vann
Senior Vice President and Chief Financial Officer
WPX Energy, Inc.
3500 One Williams Center
Tulsa, OK 74172

      Re: **WPX Energy, Inc.**
            Form 10-K for Fiscal Year Ended December 31, 2013
            Filed February 27, 2014
            Supplemental response dated July 8, 2014
            File No. 001-35322

Dear Mr. Sailor:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Notes to Consolidated Financial Statements

Note 6 – Asset Sales, Impairments and Exploration Expenses, page 85

1.   Your response to comment 1 in our letter dated June 24, 2014 states that the remaining costs associated with your properties in the Appalachian Basin reflect your leasehold acquisition costs after the impairment charge recognized during the fiscal year ended December 31, 2013. Please tell us when the primary lease term associated with this acreage expires and describe your intentions for future activity over the remaining term, including with regard to your drilling plans. In addition, please tell us whether the acquisition costs associated with this leasehold were deemed to be "not individually

significant" pursuant to FASB ASC 932-360-35-11 prior to the date on which you recognized the impairment charge noted above.

You may contact Svitlana Sweat, Staff Accountant, at 202-551-3326 or me at 202-551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief